UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Omega Protein Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

68210P107

(CUSIP Number)

GREG LEMPEL

1177 West Loop South, Suite 1625

Houston, Texas 77027

713-482-2196

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 18, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON

BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,275,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,275,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON

BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,275,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,275,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON

BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,275,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,275,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON

Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,275,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,275,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON

FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,275,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,275,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,295,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,295,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,295,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON

Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		42,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		573
PERSON WITH	9	SOLE DISPOSITIVE POWER

42,500
	10	SHARED DISPOSITIVE POWER

573
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,073*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

* Includes 573 Shares directly owned by Mr. Schechter’s spouse that Mr. Schechter may be deemed to beneficially own.

9

CUSIP NO. 68210P107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Omega Protein Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2105 City West Blvd., Suite 500, Houston, Texas 77042.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);
(ii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;
(iii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;
(iv)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;
(v)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;
(vi)	The Radoff Family Foundation, a Texas non-profit corporation (“Radoff Foundation”);
(vii)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation; and
(viii)	Joshua E. Schechter.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, Radoff Foundation and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. The address of the principal office of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036. The officers and directors of Radoff Foundation and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of BLR Partners is investing in securities. The principal business of BLRPart GP is serving as the general partner of BLR Partners. The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal business of Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation. The principal occupation of Mr. Schechter is a private investor.

10

CUSIP NO. 68210P107

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Radoff and Schechter are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,275,000 Shares owned directly by BLR Partners is approximately $20,685,257, including brokerage commissions. The aggregate purchase price of the 20,000 Shares owned directly by Radoff Foundation is approximately $317,599, including brokerage commissions.

The Shares beneficially owned by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 43,073 Shares beneficially owned by Mr. Schechter, including the 573 Shares directly owned by his spouse, is approximately $709,835, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged and intend to continue to engage in discussions with the Issuer’s management and board of directors (the “Board”) regarding means to maximize shareholder value through a sale of the Issuer, improved capital allocation and enhanced corporate governance. The Reporting Persons have engaged Antarctica Advisors LLC to assist the Reporting Persons evaluate their investment in the Issuer.

11

CUSIP NO. 68210P107

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,464,351 Shares outstanding as of July 27, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 2, 2017.

A.	BLR Partners
(a)	As of the close of business on August 25, 2017, BLR Partners beneficially owned 1,275,000 Shares.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 1,275,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,275,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
B.	BLRPart GP
(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 1,275,000 Shares owned by BLR Partners.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 1,275,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,275,000
4. Shared power to dispose or direct the disposition: 0

(c)	BLRPart GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
12

CUSIP NO. 68210P107

C.	BLRGP
(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 1,275,000 Shares owned by BLR Partners.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 1,275,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,275,000
4. Shared power to dispose or direct the disposition: 0

(c)	BLRGP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
D.	Fondren Management
(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 1,275,000 Shares owned by BLR Partners.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 1,275,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,275,000
4. Shared power to dispose or direct the disposition: 0

(c)	Fondren Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
E.	FMLP
(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 1,275,000 Shares owned by BLR Partners.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 1,275,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,275,000
4. Shared power to dispose or direct the disposition: 0

(c)	FMLP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
13

CUSIP NO. 68210P107

F.	Radoff Foundation
(a)	As of the close of business on August 25, 2017, Radoff Foundation beneficially owned 20,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 20,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Radoff Foundation during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
G.	Mr. Radoff
(a)	Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 1,275,000 Shares owned by BLR Partners and (ii) 20,000 Shares owned by Radoff Foundation.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 1,295,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,295,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners and Radoff Foundation during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
H.	Mr. Schechter:
(a)	As of the close of business on August 25, 2017, Mr. Schechter beneficially owned 43,073 Shares, including 573 Shares directly owned by his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 42,500
2. Shared power to vote or direct vote: 573
3. Sole power to dispose or direct the disposition: 42,500
4. Shared power to dispose or direct the disposition: 573

(c)	The transactions in the Shares by Mr. Schechter during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
14

CUSIP NO. 68210P107

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 28, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated August 28, 2017.
15

CUSIP NO. 68210P107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2017

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

16

CUSIP NO. 68210P107

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

/s/ Joshua E. Schechter
Joshua E. Schechter
17

CUSIP NO. 68210P107

SCHEDULE A

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Bradley L. Radoff Director*
Rose Radoff Director and Secretary	Director and Secretary	1177 West Loop South Suite 1625 Houston, Texas 77027	United States

Russell Radoff Director	Medical Doctor	1177 West Loop South Suite 1625 Houston, Texas 77027	United States

*Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

BLR Partners LP

Sale of Common Stock	(5,000)	17.2175	06/21/2017
Purchase of Common Stock	24,700	16.8796	06/22/2017
Sale of Common Stock	(10,000)	17.3544	07/06/2017
Sale of Common Stock	(38,355)	17.3988	07/07/2017
Purchase of Common Stock	36,275	16.1332	07/10/2017
Sale of Common Stock	(200)	16.8750	07/10/2017
Purchase of Common Stock	3,000	16.3808	07/11/2017
Sale of Common Stock	(9,200)	16.1983	07/20/2017
Sale of Common Stock	(69,920)	16.2442	07/20/2017
Sale of Common Stock	(7,000)	16.1024	07/21/2017
Sale of Common Stock	(10,000)	15.9615	07/27/2017
Purchase of Common Stock	10,600	15.9186	07/28/2017
Purchase of Common Stock	13,979	16.0153	07/31/2017
Purchase of Common Stock	13,321	16.1116	08/01/2017
Purchase of Common Stock	17,400	16.0809	08/02/2017
Purchase of Common Stock	19,600	16.4966	08/03/2017
Purchase of Common Stock	68,000	16.6362	08/03/2017
Purchase of Common Stock	55,000	16.5965	08/04/2017
Purchase of Common Stock	15,400	16.6129	08/04/2017
Purchase of Common Stock	8,000	16.3524	08/07/2017
Purchase of Common Stock	65,000	16.2234	08/07/2017
Purchase of Common Stock	16,000	16.4436	08/08/2017
Purchase of Common Stock	35,000	16.3942	08/08/2017
Purchase of Common Stock	20,000	16.3729	08/09/2017
Purchase of Common Stock	69,000	15.8092	08/10/2017
Purchase of Common Stock	60,453	15.8371	08/10/2017
Purchase of Common Stock	65,578	15.8115	08/11/2017
Purchase of Common Stock	20,000	15.5072	08/11/2017
Purchase of Common Stock	90,000	16.0000	08/14/2017
Purchase of Common Stock	43,969	16.1326	08/14/2017
Purchase of Common Stock	42,000	15.7500	08/15/2017
Purchase of Common Stock	39,500	15.9049	08/15/2017
Purchase of Common Stock	8,500	16.3498	08/16/2017
Purchase of Common Stock	91,000	15.7586	08/17/2017
Purchase of Common Stock	65,000	15.6597	08/18/2017
Purchase of Common Stock	34,000	15.7447	08/18/2017
Purchase of Common Stock	35,000	15.3873	08/18/2017
Purchase of Common Stock	18,400	15.6505	08/21/2017
Purchase of Common Stock	10,000	15.8618	08/22/2017
Purchase of Common Stock	10,000	16.0198	08/23/2017
Purchase of Common Stock	30,000	16.0077	08/24/2017

the RADOFF FAMILY FOUNDATION

Purchase of Common Stock	2,700	16.4463	07/13/2017
Purchase of Common Stock	2,000	16.4500	07/14/2017
Purchase of Common Stock	3,700	15.8446	07/26/2017
Purchase of Common Stock	11,600	15.6505	08/21/2017

Joshua E. Schechter

Purchase of Common Stock	1,000	17.0200	06/22/2017
Purchase of Common Stock	1,500	15.9500	07/10/2017
Purchase of Common Stock	500	16.4300	07/10/2017
Purchase of Common Stock	1,000	16.4400	07/10/2017
Purchase of Common Stock	1,500	16.1950	07/10/2017
Purchase of Common Stock*	573	15.9500	07/10/2017
Purchase of Common Stock	1,500	16.0400	07/24/2017
Sale of Common Stock	(4,710)	15.8000	07/26/2017
Sale of Common Stock	(1,290)	15.8100	07/26/2017
Purchase of Common Stock	1,500	15.9200	07/26/2017
Sale of Common Stock	(1,500)	15.8750	07/26/2017
Purchase of Common Stock	1,700	15.8700	07/28/2017
Purchase of Common Stock	300	15.9000	07/28/2017
Purchase of Common Stock	100	16.3000	08/03/2017
Purchase of Common Stock	100	16.3000	08/03/2017
Purchase of Common Stock	1,000	17.0000	08/03/2017
Purchase of Common Stock	1,800	16.2800	08/07/2017
Purchase of Common Stock	1,500	15.7300	08/10/2017
Purchase of Common Stock	1,500	15.8500	08/10/2017
Purchase of Common Stock	3,000	15.7400	08/11/2017
Purchase of Common Stock	3,000	16.0400	08/14/2017
Purchase of Common Stock	2,656	16.0000	08/15/2017
Purchase of Common Stock	99	16.0000	08/15/2017
Purchase of Common Stock	300	16.0000	08/15/2017
Purchase of Common Stock	1,945	16.0000	08/15/2017
Purchase of Common Stock	1,000	16.2000	08/15/2017
Purchase of Common Stock	400	15.6500	08/17/2017
Purchase of Common Stock	2,100	15.6300	08/17/2017
Purchase of Common Stock	2,000	15.6300	08/17/2017
Purchase of Common Stock	2,000	15.6700	08/17/2017
Purchase of Common Stock	2,000	15.8400	08/17/2017
Purchase of Common Stock	2,000	15.8027	08/17/2017
Purchase of Common Stock	2,000	15.1500	08/18/2017

* Represents a transaction by Mr. Schechter’s spouse.